Delisting Determination, The Nasdaq Stock Market, LLC, August 5, 2025 TC BioPharm (Holdings.
The Nasdaq Stock Market LLC (the Exchange) has determined to remove from listing the securities of TC BioPharm (Holdings) effective at the opening of the trading session on August 18, 2025. Based on review of information provided by the Company, Nasdaq Staff determined that the Company no longer qualified for listing on the Exchange pursuant to Listing Rule 5550(a)(2).The Company was notified of the Staff determination on January 3, 2025.
On January 10, 2025 the Company exercised its right to appeal the Staff determination to the Listing Qualifications Hearings
Panel (Panel) pursuant to Listing Rule 5815. On March 20, 2025 the Panel reached a decision and decided to suspend the Company from the Exchange. The Company security was suspended on March 24, 2025. The Staff determination to delist the Company security became final on May 16, 2025.